SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 22, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: 22nd October 2003, London

Results Announcement for the Third Quarter 2003 GSK DELIVERS STRONG QUARTERLY PERFORMANCE Q3 BUSINESS PERFORMANCE* EPS GROWTH OF 21% CER, 24% REPORTED

GlaxoSmithKline plc (GSK) today announces its results for the third quarter ended 30th September 2003. The full UK GAAP results (statutory results) are presented under “Profit and loss account” on pages 6 and 7. The business performance and statutory results are summarised below and the commentary that follows is on a business performance basis unless otherwise stated.

FINANCIAL RESULTS

	Q3 2003	Increase		9 months 2003	Increase
	£m	CER %	£%	£m	CER %	£%

Turnover	5,466	9	9	16,063	7	3
Business performance*
Trading profit	1,752	13	13	5,450	14	9
Profit before tax	1,693	20	22	5,436	18	13
Earnings per share	20.7p	21	24	66.4p	20	15
Statutory results
Trading profit	1,719	35	35	5,222	26	20
Profit before tax	1,660	47	50	5,211	31	25
Earnings per share	20.2p	48	51	63.5p	32	26

Q3 2003 HIGHLIGHTS*

•	Pharmaceutical turnover grew strongly, up 10% to £4.6 billion in the quarter, driven by US turnover growth of 14%.

•	GSK successfully launched two key products into the US market:
	—	Levitra, for erectile dysfunction, has captured over 12% of new prescriptions in its 6th week on the market;
	—	Wellbutrin XL, for depression, already represents 19% of new Wellbutrin prescriptions in its 5th week on the market.

•	Seretide/Advair, the world’s leading treatment for asthma and GSK’s largest product, continues to perform exceptionally well, with sales up 40% to £552 million in the quarter.

•	Generic competition to Paxil in the USA began on 8th September. This had a limited impact on the reported quarterly sales figures, but will adversely affect Q4 2003.

•	GSK’s strong financial position is underlined by free cash flow of £1.8 billion in the quarter.

* Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. Statutory results include these items.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are on a business performance basis and in terms of CER unless otherwise stated.

THIRD QUARTER PERFORMANCE 2003

Commenting on the performance for the quarter, JP Garnier, Chief Executive Officer, said:
“We had an extremely good performance this quarter. Of course, the launch of generic Paxil late in the quarter will have an adverse impact on future sales. However, the continued strong growth of our key products, such as Advair and Avandia, and the successful US launches of Wellbutrin XL and Levitra, clearly demonstrate the commercial strength of our business. We are now looking forward to our R&D Day in December, where we will provide an update on the progress we are making with our promising pipeline.”

STRONG PHARMACEUTICAL SALES GROWTH

•	Turnover in the United States grew 14% to £2.5 billion. Excluding the effects of the initial stocking of newly launched products, and other trade related factors, underlying growth is estimated to be high single digits.

•	European sales grew by 3% to £1.2 billion in the quarter. Performance in the region continues to be negatively impacted by government reforms on healthcare spending.

•	Sales in International markets increased by 9% to £0.9 billion in the quarter, with good growth in Japan (+11%) and continued improvement in trading conditions in Mexico (+25%).

BROAD PORTFOLIO OF FAST-GROWING PRODUCTS DRIVES GROWTH

A broad portfolio of fast-growing, high-value products is driving pharmaceutical sales growth:

•	GSK’s number one product, asthma treatment Seretide/Advair, continues to grow very strongly with sales of £552 million in the quarter (+40%) and £1.6 billion in the year to date (+39%). In the USA, quarterly Advair sales were up 57%, breaking £300 million for the first time. Performance was also strong in Europe, with Seretide continuing to grow market share giving sales of over £180 million, up 15%. The respiratory products Flixotide (sales of £166 million, down 8%) and Serevent (sales of £101 million, down 15%) continued to be impacted by the success of Seretide. Taken together, the three products grew 18% in the quarter.

•	Avandia and Avandamet, GSK’s oral anti-diabetes products, continue to perform very well. Reported US sales growth of 60% to £197 million in the quarter benefited from a favourable comparison with the quarter last year that was impacted by wholesaler stocking patterns. The estimated underlying growth of Avandia was 21%.

International sales of Avandia grew by 66% in the quarter. European sales grew 78% and should further benefit from EU approval for Avandamet, which is expected in Q4 2003.

•	Sales of Seroxat/Paxil, GSK’s anti-depressant product, increased by 10% in the quarter to £542 million. In the USA, sales were 12% higher at £370m (including £110 million of Paxil CR, £225 million of Paxil IR and £35 million relating to GSK's supply agreement with Par/Pentech).

Generic competition to Paxil in the USA began on 8th September. Although this had a limited impact on the reported quarterly sales figures, latest data (week-ending 10th October) indicates that generics have taken a 72% share of US Paxil IR prescriptions. Encouragingly, Paxil CR has maintained its share of total prescriptions in the US anti-depressant market since the generic launch and has just received FDA approval for Social Anxiety Disorder.

Seroxat/Paxil performed well in International markets with sales growth of 26% in the quarter, driven by continued strong growth in Japan (+50%).

•	Total Wellbutrin sales increased 22% to £280m in the quarter. The uptake and conversion of new formulation Wellbutrin XL has been very rapid: XL has captured 19% of new Wellbutrin prescriptions in its 5th week on the market. Given its unique profile as the only once-daily anti-depressant with low incidences of sexual dysfunction and weight gain, the prospects for the further growth of Wellbutrin XL sales are extremely promising.

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•	Levitra, GSK and Bayer’s potent new treatment for erectile dysfunction, was approved and launched in the USA during the quarter. Levitra has made a strong start, already capturing more than 12% of new prescriptions in its 6th week on the market. During October, GSK and Bayer released important new data from the PROVEN study which demonstrated that men who were unresponsive to Viagra were three times more likely to complete sexual intercourse successfully on Levitra than on placebo.

Levitra continues to make good progress in Europe, with steady gains in market share across the region.

Several other key products contributed to the strong quarterly growth:

•	GSK’s epilepsy treatment Lamictal performed very strongly with sales up 36% to £145 million. US sales rose by 44%, helped by FDA approval at the end of the second quarter for the use of Lamictal in the long term maintenance treatment of bi-polar disorder.

•	Valtrex sales for Herpes rose 26% to £128 million in the quarter. US sales were up 30% to £81 million. On 29th August, Valtrex received FDA approval to reduce the risk of transmission of genital herpes.

•	Estimated underlying sales of Coreg, GSK’s alpha/beta blocker for the treatment of heart failure, grew 28% in the quarter. Reported sales, up 8% to £97 million, were adversely impacted by wholesaler stocking patterns. Overall, Coreg sales continue to benefit from data published in the recent COMET trial that showed a highly significant statistical difference in survival between Coreg and metoprolol in patients with heart failure.

Other items:

•	GSK’s HIV portfolio grew 4% to £375 million, with US HIV sales adversely impacted by wholesaler stocking patterns in the quarter. Trizivir continues to perform strongly with global sales up 19% to £92 million.

Lexiva (the brand name for “908”) was approved by the FDA on 20th October. Earlier this month, GSK filed its new fixed dose combination of Epivir+Ziagen – this will be the first one pill, once daily dual HIV therapy on the US market.

•	Sales of Augmentin declined 12% to £177 million in the quarter due to continued generic competition. Total anti-bacterials sales of £420 million were down 5%.

•	Sales of the emesis treatment Zofran rose 19% to £199 million.

•	Vaccine sales (£284 million, down 8%) were partly impacted by comparison to a strong quarter last year. GSK’s paediatric vaccines Infanrix/Pediarix performed very strongly with global sales up 21% to £83 million (US sales up 71% to £31 million).

•	During the quarter GSK announced an agreement with Yamanouchi Pharmaceutical Co., Ltd. to co-promote Vesicare, for the treatment of urinary incontinence, in the USA. The FDA issued an approvable letter for Vesicare on 20th October.

CONSUMER HEALTHCARE SALES OF £832 MILLION UP 4%

Sales grew 5% in Europe, 5% in International and 1% in North America.

Sales of Over-the-counter medicines were £380 million, the same level as last year. Sales of smoking control and gastro-intestinal products declined 10% and 8% respectively, primarily as a result of private label competition in the USA. Sales of dermatological products acquired earlier this year helped to offset these declines.

Oral care sales were up 5% to £278 million, boosted by the launch of Aquafresh Extreme Clean in the USA. Sales of Nutritional healthcare products grew 11% to £174 million, led by sales of Lucozade which grew 22%.

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FINANCIAL REVIEW

Trading profit and earnings per share

Business performance trading profit grew 13% to £1,752 million on turnover growth of 9%. The trading margin improved 1.1 percentage points to 32.1% compared with 31.0% in Q3 2002. This improvement came from cost of sales, partly offset by higher SG&A costs. Cost of sales reduced by 1.3 percentage points on sales, this benefit principally coming from continued merger, manufacturing restructuring, favourable mix and other cost savings. SG&A expenditure grew 12%, reflecting increased selling costs to support new product launches, asset write downs and provisions for legal claims against the Group.

Operating profit growth of 20% for the quarter was higher than trading profit growth of 13% due to lower other operating expenses than in the same quarter last year.

Business performance EPS of 20.7 pence in the quarter increased 21% in CER terms and 24% in sterling terms. The adverse impact of the weakening US dollar was offset by a strengthening of the Euro.

Statutory results, which include merger and manufacturing restructuring costs, delivered a trading profit of £1,719 million on turnover of £5,466 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 20.2 pence compared with 13.4 pence in the third quarter of 2002. Merger and manufacturing restructuring costs were lower in the quarter than in Q3 2002, reflecting movement towards the completion of these programmes. The sterling based growth in EPS of 51% was higher than the CER based growth in business performance EPS as a result of lower merger and restructuring costs and a marginal benefit from currencies.

Currencies

The third quarter 2003 results are based on average exchange rates of £1/$1.61 and £1/Euro 1.43 which compare with average rates for the third quarter of 2002 of £1/$1.54 and £1/Euro 1.58. Exchange rates at 30th September were £1/$1.66 and £1/Euro 1.43. If exchange rates were to hold at these levels the adverse impact on reported EPS growth for 2003 would be 4-5%.

Dividend

The Board has declared a third interim dividend of 9 pence per share. This compares with a dividend of 9 pence per share for Q3 2002. The equivalent dividend receivable by ADR holders is 30.018 cents per ADS based on an exchange rate of £1/$1.66766. The dividend will have an ex-dividend date of 29th October 2003 and will be paid on 6th January 2004 to shareholders and to ADR holders of record on 31st October 2003.

Earnings guidance for 2003

GSK’s earnings guidance for 2003 is high single digit or better percentage growth in business performance earnings per share at constant exchange rates.

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002, £262 million in the first quarter of 2003, £275 million in the second quarter and £299 million in the third quarter. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Martin Sutton David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Philip Thomson Anita Kidgell	(020) 8047 5540 (020) 8047 5543 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG and Vesicare, a trade mark of Yamanouchi Pharmaceutical Co., Ltd.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the Operating and Financial Review and Prospects in the company’s Annual Report on Form 20-F for 2002.

PROFIT AND LOSS ACCOUNT Three months ended 30th September 2003

	Business performance			Merger, restructuring and disposal of businesses		Statutory

	Q3 2003 £m	Q3 2002 £m	Growth CER%	Q3 2003 £m	Q3 2002 £m	Q3 2003 £m	Q3 2002 £m

Turnover:
Pharmaceuticals	4,634	4,222	10	—	—	4,634	4,222
Consumer Healthcare	832	797	4	—	—	832	797

TURNOVER	5,466	5,019	9	—	—	5,466	5,019

Cost of sales	(1,063)	(1,041)	—	(67)	(88)	(1,130)	(1,129)

Gross profit	4,403	3,978	11	(67)	(88)	4,336	3,890

Selling, general and administration	(1,970)	(1,782)	12	34	(131)	(1,936)	(1,913)
Research and development	(681)	(641)	6	—	(65)	(681)	(706)

Trading profit:
Pharmaceuticals	1,578	1,410	11	(27)	(267)	1,551	1,143
Consumer Healthcare	174	145	26	(6)	(17)	168	128

TRADING PROFIT	1,752	1,555	13	(33)	(284)	1,719	1,271

Other operating income/(expense)	(33)	(145)		—	—	(33)	(145)

Operating profit	1,719	1,410	20	(33)	(284)	1,686	1,126
Business disposals	—	—		—	6	—	6
Profits of associates	20	20		—	—	20	20

Profit before interest	1,739	1,430		(33)	(278)	1,706	1,152
Net interest payable	(46)	(42)		—	—	(46)	(42)

PROFIT BEFORE TAXATION	1,693	1,388	20	(33)	(278)	1,660	1,110

Taxation	(466)	(375)		9	86	(457)	(289)

Profit after taxation	1,227	1,013	19	(24)	(192)	1,203	821
Minority interests	(30)	(31)		—	—	(30)	(31)
Preference share dividends	(3)	(5)		—	—	(3)	(5)

EARNINGS	1,194	977	20	(24)	(192)	1,170	785

EARNINGS PER SHARE	20.7p	16.7p	21			20.2p	13.4p

Diluted earnings per share						20.1p	13.4p

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 13.

PROFIT AND LOSS ACCOUNT Nine months ended 30th September 2003

Business performance	Merger, restructuring and disposal of businesses	Statutory

9 months 2003	9 months 2002	Growth	9 months 2003	9 months 2002	9 months 2003	9 months 2002
£m	£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	13,666	13,196	7	—	—	13,666	13,196
Consumer Healthcare	2,397	2,348	4	—	—	2,397	2,348

TURNOVER	16,063	15,544	7	—	—	16,063	15,544

Cost of sales	(3,072)	(3,168)	(3)	(233)	(188)	(3,305)	(3,356)

Gross profit	12,991	12,376	9	(233)	(188)	12,758	12,188

Selling, general and administration	(5,586)	(5,502)	5	19	(355)	(5,567)	(5,857)
Research and development	(1,955)	(1,885)	6	(14)	(110)	(1,969)	(1,995)

Trading profit:
Pharmaceuticals	5,018	4,628	14	(209)	(617)	4,809	4,011
Consumer Healthcare	432	361	24	(19)	(36)	413	325

TRADING PROFIT	5,450	4,989	14	(228)	(653)	5,222	4,336

Other operating income/(expense)	34	(134)	—	—	34	(134)

Operating profit	5,484	4,855	18	(228)	(653)	5,256	4,202
Business disposals	—	—	3	6	3	6
Product divestments	—	—	—	12	—	12
Profits of associates	70	58	—	—	70	58

Profit before interest	5,554	4,913	(225)	(635)	5,329	4,278
Net interest payable	(118)	(105)	—	—	(118)	(105)

PROFIT BEFORE TAXATION	5,436	4,808	18	(225)	(635)	5,211	4,173

Taxation	(1,495)	(1,298)	60	199	(1,435)	(1,099)

Profit after taxation	3,941	3,510	17	(165)	(436)	3,776	3,074
Minority interests	(71)	(79)	—	—	(71)	(79)
Preference share dividends	(11)	(15)	—	—	(11)	(15)

EARNINGS	3,859	3,416	18	(165)	(436)	3,694	2,980

EARNINGS PER SHARE	66.4	p	57.6	p	20	63.5	p	50.2	p

Diluted earnings per share	63.3	p	50.0	p

Weighted average number of shares (millions)	5,816	5,933	5,816	5,933

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 13.

PHARMACEUTICAL TURNOVER Three months ended 30th September 2003

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	1,243	13	910	14	206	5	127	15
Depression	822	14	643	16	89	(6)	90	26
Seroxat/Paxil	542	10	370	12	89	(6)	83	26
Wellbutrin	280	22	273	22	—	—	7	24

Migraine	221	4	162	4	44	5	15	3
Imigran/Imitrex	199	3	150	3	36	3	13	2
Naramig/Amerge	22	10	12	8	8	14	2	8

Lamictal	145	36	84	44	50	29	11	6
Requip	26	20	13	20	12	18	1	37
Zyban	18	(25)	7	(39)	7	7	4	(31)

RESPIRATORY	1,056	14	546	20	343	3	167	16
Seretide/Advair, Flixotide/Flovent, Serevent	819	18	437	25	273	7	109	23
Seretide/Advair	552	40	316	57	182	15	54	39
Flixotide/Flovent	166	(8)	77	(11)	47	(10)	42	1
Serevent	101	(15)	44	(30)	44	(4)	13	56
Flixonase/Flonase	127	4	103	3	12	9	12	4
Ventolin	66	7	1	> 100	32	(3)	33	10
Becotide	25	(17)	—	—	22	(17)	3	(18)

ANTI-VIRALS	586	4	290	1	177	8	119	8
HIV	375	4	197	(4)	137	17	41	13
Combivir	146	2	74	(7)	53	14	19	17
Trizivir	92	19	54	12	35	32	3	31
Epivir	75	4	38	(3)	27	15	10	12
Retrovir	11	12	5	(20)	4	> 100	2	—
Ziagen	43	(12)	22	(18)	15	(8)	6	8
Agenerase	8	(32)	4	(38)	3	(4)	1	(42)

Herpes	170	9	85	23	36	(7)	49	—
Valtrex	128	26	81	30	22	8	25	31
Zovirax	42	(24)	4	(48)	14	(23)	24	(19)

Zeffix	32	7	2	(12)	4	(13)	26	13

ANTI-BACTERIALS	420	(5)	107	(28)	172	8	141	7
Augmentin	177	(12)	54	(37)	76	8	47	9
Zinnat/Ceftin	57	11	4	(24)	26	7	27	21
Fortum	46	(3)	7	(25)	23	(1)	16	7
Amoxil	27	(10)	5	(34)	8	(25)	14	16

VACCINES	284	(8)	70	(1)	132	(11)	82	(10)
Hepatitis	102	(18)	39	(23)	45	(22)	18	15
Infanrix/Pediarix	83	21	31	71	38	18	14	(26)

ONCOLOGY AND EMESIS	249	9	182	10	40	—	27	23
Zofran	199	19	148	23	32	—	19	22
Hycamtin	29	53	21	82	6	—	2	18

METABOLIC	283	54	197	60	33	67	53	30
Avandia, Avandamet	241	61	197	60	19	78	25	66

CARDIOVASCULAR AND UROGENITAL	226	36	156	43	44	15	26	39
Coreg	97	8	92	7	—	—	5	49
Levitra	25	—	20	—	3	—	2	—
Avodart	8	—	6	—	2	—	—	—

OTHER	287	(4)	26	1	80	(18)	181	2
Zantac	80	(2)	18	7	22	(18)	40	3

	4,634	10	2,484	14	1,227	3	923	9

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER Nine months ended 30th September 2003

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	3,490	12	2,505	13	623	3	362	17
Depression	2,278	14	1,742	15	282	(4)	254	28
Seroxat/Paxil	1,552	9	1,035	10	282	(4)	235	28
Wellbutrin	726	24	707	24	—	—	19	31

Migraine	638	2	464	2	129	—	45	11
Imigran/Imitrex	572	3	427	3	106	—	39	11
Naramig/Amerge	66	(1)	37	(3)	23	1	6	9

Lamictal	410	33	234	41	144	26	32	9
Requip	72	14	36	18	33	7	3	41
Zyban	55	(28)	22	(33)	22	—	11	(47)

RESPIRATORY	3,246	14	1,673	22	1,072	2	501	14
Seretide/Advair, Flixotide/Flovent, Serevent	2,446	17	1,294	24	841	6	311	20
Seretide/Advair	1,597	39	894	55	552	16	151	42
Flixotide/Flovent	519	(7)	242	(8)	151	(11)	126	—
Serevent	330	(13)	158	(22)	138	(7)	34	26
Flixonase/Flonase	450	17	352	19	43	—	55	11
Ventolin	196	2	4	(17)	99	(4)	93	8
Becotide	82	(17)	—	—	69	(15)	13	(26)

ANTI-VIRALS	1,767	8	880	8	543	8	344	9
HIV	1,140	9	612	6	413	14	115	14
Combivir	442	4	228	(1)	161	10	53	17
Trizivir	288	31	172	27	106	37	10	42
Epivir	223	6	115	5	80	6	28	10
Retrovir	34	(7)	15	(9)	12	(12)	7	3
Ziagen	128	4	67	—	46	8	15	11
Agenerase	25	(22)	15	(26)	8	(4)	2	(23)

Herpes	499	8	242	18	114	(1)	143	(2)
Valtrex	370	27	235	30	66	11	69	31
Zovirax	129	(26)	7	(72)	48	(14)	74	(20)

Zeffix	95	11	7	(6)	12	(7)	76	16

ANTI-BACTERIALS	1,306	(19)	358	(48)	549	1	399	9
Augmentin	574	(35)	197	(60)	244	(1)	133	10
Zinnat/Ceftin	176	(1)	16	(30)	92	4	68	4
Fortum	139	(7)	21	(17)	71	(8)	47	—
Amoxil	88	(2)	18	(15)	26	(29)	44	31

VACCINES	833	2	216	5	366	—	251	3
Hepatitis	315	(12)	118	(18)	144	(12)	53	5
Infanrix/Pediarix	260	30	98	56	110	20	52	8

ONCOLOGY AND EMESIS	770	15	576	18	122	1	72	15
Zofran	587	22	439	29	94	—	54	14
Hycamtin	84	23	58	32	19	1	7	15

METABOLIC	788	24	555	23	83	32	150	21
Avandia, Avandamet	679	27	555	23	48	47	76	53

CARDIOVASCULAR AND UROGENITAL	576	25	376	28	128	8	72	33
Coreg	265	25	254	24	—	—	11	39
Levitra	30	—	20	—	7	—	3	—
Avodart	12	—	9	—	3	—	—	—

OTHER	890	(9)	83	(19)	265	(17)	542	(2)
Zantac	252	(10)	63	9	71	(25)	118	(9)

	13,666	7	7,222	9	3,751	2	2,693	9

Pharmaceutical turnover includes co-promotion income.

Pharmaceutical turnover in the period increased by 10% compared with the third quarter of 2002, which in CER terms represented additional turnover of £421 million. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and other products (now less actively promoted) is set out below:

			Q3 2003

	£m	% total	CER%	CER £m

New	1,172	25	36	312
Franchise	2,575	56	7	168
Other	887	19	(6)	(59)

	4,634	100	10	421

The growth of the new products, notably Seretide/Advair, Infanrix, Pediarix and Trizivir, and the franchise products, Wellbutrin, Zofran, and Valtrex, more than offset the decline of older products such as Augmentin, Zovirax and Zantac. New products accounted for 25% of total pharmaceutical turnover.

GSK records co-promotion income within turnover, and the nature of co-promotion activities are such that no cost of sales is recorded. Co-marketing sales are recorded within turnover as sales of GSK products and cost of sales reflects the purchase cost of the products sold. Co-promotion income amounted to £24 million in the quarter.

CONSUMER HEALTHCARE TURNOVER

	Three months ended 30th September 2003

	£m	CER%

Over-the-counter medicines	380	—
Analgesics	88	4
Dermatological	58	27
Gastro-intestinal	70	(8)
Respiratory tract	33	(2)
Smoking control	74	(10)
Natural wellness support	42	2

Oral care	278	5
Nutritional healthcare	174	11

Total	832	4

	Nine months ended 30th September 2003

	£m	CER%

Over-the-counter medicines	1,126	4
Analgesics	252	4
Dermatological	181	35
Gastro-intestinal	210	(1)
Respiratory tract	98	9
Smoking control	222	(5)
Natural wellness support	122	5

Oral care	799	2
Nutritional healthcare	472	9

Total	2,397	4

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit – business performance

		Q3 2003		Q3 2002		2002
					Growth
	£m	% of turnover	£m	% of turnover	CER%	£m

Turnover	5,466	100	5,019	100	9	21,212

Cost of sales	(1,063)	(19.4)	(1,041)	(20.7)	—	(4,243)
Selling, general and administration	(1,970)	(36.0)	(1,782)	(35.5)	12	(7,543)
Research and development	(681)	(12.5)	(641)	(12.8)	6	(2,732)

Trading profit – business performance	1,752	32.1	1,555	31.0	13	6,694

Overall the trading margin improved 1.1 percentage points compared with the same quarter last year, and trading profit grew 13%. The improvement in margin came from cost of sales partly offset by higher SG&A expenses.

Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger, manufacturing restructuring, favourable mix and other savings. A small pricing benefit was largely offset by the exchange impact.

Selling, general and administration costs grew 12% reflecting increased selling costs to support new product launches, asset write downs and provisions for legal claims against the Group.

Research and development (R&D) increased by 6% reflecting increased activity. Pharmaceuticals R&D expenditure represented 14.2% of pharmaceutical turnover in the period.

Profit before tax – business performance

	Q3 2003 £m	Q3 2002 £m	2002 £m

Trading profit	1,752	1,555	6,694
Other operating income/(expense)	(33)	(145)	(111)
Profits of associates	20	20	75
Net interest payable	(46)	(42)	(141)

Profit before tax – business performance	1,693	1,388	6,517

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Merger items, integration and restructuring costs and disposal of subsidiaries

	Q3 2003 £m	Q3 2002 £m	2002 £m

Merger integration costs	(34)	(228)	(851)
Manufacturing and other restructuring	7	(39)	(121)
Block Drug integration costs	(6)	(17)	(60)

Effect on operating profit	(33)	(284)	(1,032)
Product divestments	—	—	11
Business disposal	—	6	10

Effect on profit before tax	(33)	(278)	(1,011)

Merger integration costs are declining as the programme nears its completion in the third year post merger. Manufacturing and other restructuring charges principally relate to production plant closures.

Taxation – total

	Q3 2003 £m	Q3 2002 £m	2002 £m

Business performance	(466)	(375)	(1,760)
Merger items, integration and restructuring costs and disposal of subsidiaries	9	86	299

Taxation – total	(457)	(289)	(1,461)

The charge for taxation on business performance profit for the nine months represents an effective tax rate of 27.5% which is the expected rate for the year. This represents an increase compared with the effective rate of 27.0% in 2002 due to changes in the geographic mix of profits.

The credit for taxation on merger, restructuring and business disposals reflects the estimated actual tax rate applicable to the transactions in the territories in which they arise.

Transfer pricing issues are described in the ‘Taxation’ note to the Financial Statements included in the Annual Report for 2002. Developments since the date of that report are as follows. With respect to the claims of the Internal Revenue Service (IRS) for all years since 1989, which are described in the note, the US and UK tax authorities have concluded discussions under the mutual agreement provisions of the double taxation convention between the two countries without reaching agreement. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

The company is in discussions with the Appeals Division of the IRS, now regarding years 1997-2000, but the dispute in respect of 1989-1996 will now proceed to the US Tax Court. The company is awaiting statutory notices from the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Earnings

	Q3 2003 £m	Q3 2002 £m	2002 £m

Net profit attributable to shareholders
Earnings	1,170	785	3,915
Adjustment for merger items, integration and restructuring costs and disposal of businesses	24	192	712

Adjusted earnings	1,194	977	4,627

	pence	pence	pence

Earnings per share
Basic earnings per share	20.2	13.4	66.2
Adjustment for merger items, integration and restructuring costs and disposal of businesses	0.5	3.3	12.1

Adjusted earnings per share	20.7	16.7	78.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of businesses.

	Q3 2003 £m	Q3 2002 £m	2002 £m

Appropriations
Net profit attributable to shareholders	1,170	785	3,915
Dividends	(520)	(527)	(2,346)

Retained profit	650	258	1,569

	pence per share	2003 £m	pence per share	2002 £m

Dividends
First interim – paid 3rd July 2003	9	524	9	535
Second interim – paid 2nd October 2003	9	522	9	530
Third interim – payable 6th January 2004	9	520	9	527
Fourth interim			13	754

			40	2,346

The number of shares in issue, excluding those held by the Employee Share Ownership Trusts (ESOTs), at 30th September 2003 was 5,780 million (30th September 2002: 5,859 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	9 months 2003 £m	9 months 2002 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	3,694	2,980	3,915
Exchange movements on overseas net assets	166	(326)	(154)
Unrealised gains on equity investments	7	1	7
Tax on exchange movements and unrealised gains	7	—	(67)

TOTAL RECOGNISED GAINS AND LOSSES	3,874	2,655	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Three months ended 30th September 2003

	Q3 2003 £m	Q3 2002 £m	2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	1,719	1,410	6,583
Depreciation and other non-cash items	288	230	909
Decrease/(increase) in working capital	106	195	(98)
Increase in net liabilities	331	452	530

	2,444	2,287	7,924
Restructuring/integration costs paid	(103)	(144)	(669)

NET CASH INFLOW FROM OPERATING ACTIVITIES	2,341	2,143	7,255

Dividends received from joint ventures and associates	1	—	2
Returns on investment and servicing of finance	(44)	(49)	(237)
Taxation paid	(449)	(494)	(1,633)

FREE CASH FLOW	1,849	1,600	5,387

Purchase of tangible fixed assets	(194)	(227)	(1,044)
Sale of tangible fixed assets	1	5	59
Purchase of intangible fixed assets	(61)	(36)	(182)

	(254)	(258)	(1,167)
Product divestments	—	—	(1)
Proceeds from own shares for employee share options	6	17	58
Purchase of equity investments	(7)	(6)	(75)
Sale of equity investments	31	—	65

Capital expenditure and financial investment	(224)	(247)	(1,120)

Purchase of businesses	(3)	(10)	(21)
Business disposals	—	6	6
Investment in joint ventures and associates	(2)	(5)	(5)

Acquisitions and disposals	(5)	(9)	(20)

Equity dividends paid	(523)	(536)	(2,327)

NET CASH INFLOW	1,097	808	1,920

Issue of ordinary share capital	8	12	56
Purchase of shares for cancellation	(280)	(353)	(2,220)
Net non-cash funds of subsidiary acquired	—	—	(4)
Other financing cash flows	(51)	35	135
Exchange movements	(54)	(75)	(121)

DECREASE/(INCREASE) IN NET DEBT IN PERIOD	720	427	(234)

NET DEBT AT BEGINNING OF PERIOD	(2,162)	(2,527)	(2,101)

NET DEBT AT END OF PERIOD	(1,442)	(2,100)	(2,335)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Nine months ended 30th September 2003

	9 months 2003 £m	9 months 2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	5,484	4,855
Depreciation and other non-cash items	632	638
Increase in working capital	(245)	(50)
Increase in net liabilities	106	727

	5,977	6,170
Restructuring/integration costs paid	(279)	(477)

NET CASH INFLOW FROM OPERATING ACTIVITIES	5,698	5,693

Dividends received from joint ventures and associates	1	—
Returns on investment and servicing of finance	(193)	(195)
Taxation paid	(1,566)	(1,130)

FREE CASH FLOW	3,940	4,368

Purchase of tangible fixed assets	(533)	(635)
Sale of tangible fixed assets	32	33
Purchase of intangible fixed assets	(117)	(127)

	(618)	(729)
Proceeds from own shares for employee share options	18	54
Purchase of equity investments	(22)	(19)
Sale of equity investments	117	62

Capital expenditure and financial investment	(505)	(632)

Purchase of businesses	(12)	(17)
Business disposals	3	6
Investment in joint ventures and associates	(3)	(5)

Acquisitions and disposals	(12)	(16)

Equity dividends paid	(1,810)	(1,800)

NET CASH INFLOW	1,613	1,920

Issue of ordinary share capital	26	48
Purchase of shares for cancellation	(807)	(1,941)
Other financing cash flows	93	87
Exchange movements	(32)	(113)

DECREASE IN NET DEBT IN PERIOD	893	1

NET DEBT AT BEGINNING OF PERIOD	(2,335)	(2,101)

NET DEBT AT END OF PERIOD	(1,442)	(2,100)

BALANCE SHEET

	30th September 2003 £m	30th September 2002 £m	31st December 2002 £m

Goodwill	151	164	171
Intangible fixed assets	1,710	1,611	1,637
Tangible fixed assets	6,526	6,603	6,649
Investments	3,092	3,128	3,121

FIXED ASSETS	11,479	11,506	11,578

Equity investments	159	137	161
Stocks	2,251	2,165	2,080
Debtors	6,738	5,604	6,200
Liquid investments	2,189	1,498	1,256
Cash at bank	1,670	839	1,052

CURRENT ASSETS	13,007	10,243	10,749

Loans and overdrafts	(1,596)	(1,751)	(1,551)
Other creditors	(6,884)	(7,207)	(7,257)

CREDITORS: amounts due within one year	(8,480)	(8,958)	(8,808)

NET CURRENT ASSETS	4,527	1,285	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	16,006	12,791	13,519

Loans	(3,705)	(2,686)	(3,092)
Other creditors	(227)	(263)	(206)

CREDITORS: amounts due after one year	(3,932)	(2,949)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,226)	(2,542)	(2,833)

NET ASSETS	8,848	7,300	7,388

Called up share capital	1,490	1,510	1,506
Share premium account	249	216	224
Other reserves	1,922	1,901	1,905
Profit and loss account	4,402	2,874	2,946

EQUITY SHAREHOLDERS’ FUNDS	8,063	6,501	6,581

Non-equity minority interest	542	573	559
Equity minority interests	243	226	248

CAPITAL EMPLOYED	8,848	7,300	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	9 months 2003 £m	9 months 2002 £m	2002 £m

Equity shareholders’ funds at beginning of period	6,581	7,390	7,390
Total recognised gains and losses for the period	3,874	2,655	3,701
Dividends	(1,566)	(1,592)	(2,346)
Ordinary shares issued	26	48	56
Ordinary shares purchased and cancelled	(836)	(2,001)	(2,220)
Exchange movements on goodwill written off to reserves	(16)	1	—

Equity shareholders’ funds	8,063	6,501	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £103 million, was £2,341 million in Q3 2003. This represents an increase of £198 million over Q3 2002 arising from higher profits in the quarter. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,166 million. In addition, a further £280 million was spent in the quarter on purchasing the company’s own shares for cancellation.

Net assets

The book value of net assets increased by £1,460 million from £7,388 million at 31st December 2002 to £8,848 million at 30th September 2003. This reflects a reduction in net debt together with increased working capital and a reduction in the dividend creditor following the payment of the Q4 2002 dividend.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 30th September 2003 the ESOTs held 179 million GSK ordinary shares, at a carrying value of £2,782 million and market value of £2,229 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £469 million and the market value was £1,196 million.

Equity shareholders’ funds

Equity shareholders’ funds increased from £6,581 million at 31st December 2002 to £8,063 million at 30th September 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Legal proceedings

Legal proceedings in which GlaxoSmithKline is involved are described in the ‘Legal proceedings’ note to the Financial Statements and the ‘Risk factors’ in the operating and financial review and prospects included in the Annual Report 2002, as updated in the ‘Legal proceedings’ notes to the first and second quarter results announcements. Developments since the dates of the Annual Report and the first and second quarter results are set out below.

With respect to the Group’s action against Synthon Pharmaceuticals for infringement of the Group’s patents for paroxetine hydrochloride and paroxetine mesylate, the judge has scheduled a two week trial commencing 12th January 2004.

With respect to Wellbutrin SR, in September 2003 the US Court of Appeals for the Federal Circuit (CAFC) reversed the summary judgement of non-infringement granted to Andrx by the US District Court for the Southern District of Florida in February 2002 and remanded the case to the district court for trial. As of the date of this Results Announcement the CAFC has yet to rule on the Group’s appeals from the summary judgements of non-infringement granted to Impax Laboratories and Excel Pharmaceuticals.

In August 2003 the Group filed an action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of New Jersey for infringement of the Group’s patent for the specific salt form used in Avandia. Teva has not challenged the basic compound patent for Avandia. In September 2003 the Group filed an action against Dr. Reddy's Laboratories in the US District Court for the District of New Jersey for infringement of the same patent. The cases are in their early stages.

In September 2003 the Group filed an action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of Delaware for infringement of the Group’s patents related to the injectable presentation of ondansetron (Zofran). The case is in its early stages. Patent litigation relating to oral forms of Zofran continues.

With respect to the patent infringement action filed by Pfizer against Bayer AG and GlaxoSmithKline relating to vardenafil (Levitra), the US Patent and Trademark Office has initiated a re-examination of the newly issued Pfizer US patent based on questions of patentability in light of prior art. The Pfizer action, including an additional suit filed in the same US District Court following the launch of Levitra in the USA, is predicated on the validity of that patent.

With respect to product liability litigation related to Paxil, in September 2003 a federal district judge in California denied class certification for a purported class of plaintiffs alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. The same federal judge had denied class action certification in January 2003 but had permitted counsel for the plaintiffs to file one more motion for class certification.

In October 2003 the US Food and Drug Administration (FDA) began an investigation of the Group's manufacturing facility in Cidra, Puerto Rico. The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. Although the FDA has not informed the Group of the specific nature of its investigation, records provided to the FDA focus on manufacturing at the site in 2001 and 2002. The Group has received no indication that ongoing supply from the site will be affected. The Group is fully co-operating with the investigation and is working to clarify the specific nature of the FDA’s concerns.

Legal expenses incurred, relating to the defence of the Group's intellectual property, and litigation costs and provisions relating to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and anti-trust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments with respect to tax matters are described in ‘Taxation’ on page 12.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	9 months 2003	9 months 2002	2002
Average rates:
£/US$	1.61	1.48	1.50
£/Euro	1.45	1.60	1.59
£/Yen	191.00	187.00	188.00
Period-end rates:
£/US$	1.66	1.57	1.61
£/Euro	1.43	1.59	1.54
£/Yen	185.00	192.00	192.00

During 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the euro compared with the same period in 2002. Comparing Q3 2003 period-end rates with Q3 2002 period-end rates, sterling was stronger against the US dollar and weaker against the euro and the yen.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th September 2003 is prepared in accordance with the accounting policies expected to apply in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the 12 months ended 30th June 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q3 Results 2003
This Announcement was approved by the Board of Directors on Wednesday 22nd October 2003.

Financial calendar
The company will announce preliminary results for 2003 and fourth quarter 2003 results on 12th February 2004. The fourth interim dividend for 2003 will have an ex-dividend date of 18th February 2004 and a record date of 20th February 2004 and will be paid on 15th April 2004.

Internet
This Announcement, and other information about GSK, is available on the company’s website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Lorraine Day

LORRAINE DAY

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: October 22, 2003